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SECURI  ION

06003504

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 49362

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005   AND ENDING December 31, 2005

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Spencer Clarke LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

505 Park Avenue, #404

(No. and Street)

New York   NY   10022

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Reid H. Drescher   212-446-6100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates LLP

(Name – *if individual, state last, first, middle name*)

100 Jericho Quadrangle, #236, Jericho, NY 11753

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

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OATH OR AFFIRMATION

I, _REID DRESCHER_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _SPENCER CLARKE LLC_ , as of _DECEMBER 31_ , 20_05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

DAVID DRESCHER
Notary Public, State of New York
No. 01DR5088080
Qualified in New York County
Commission Expires Nov. 10, 20 09

_____
Notary Public

_____
Signature

PRESIDENT
_____
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SPENCER CLARKE LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2005



SPENCER CLARKE LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2005

CONTENTS

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

Spencer Clarke LLC
New York, New York

We have audited the accompanying statement of financial condition of Spencer Clarke, LLC as of December 31, 2005, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spencer Clarke LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures



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applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider + Associates LLP

Jericho, New York
February 10, 2006

SPENCER CLARKE LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	$ 659,623
Due from clearing firm	418,688
Receivable from customer	93,500
Securities owned, at market value	211,950
Securities owned, not readily marketable	59,500
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $471,624	36,699
Employee loans and advances	51,642
Money market fund - pledged	71,836
Other assets	76,264
Total assets	$1,679,702

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 275,480
Deferred income	199,306
Total liabilities	474,786

Commitments (See Notes)

Member's equity	1,204,916
Total liabilities and member's equity	$1,679,702

See accompanying notes to financial statements.

SPENCER CLARKE LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues

Commissions	$1,266,039
Net dealer inventory and trading gains	109,882
Investment banking income	2,334,913
Interest and other income	171,593
Total revenues	3,882,427

Expenses

Compensation and benefits	2,960,089
Clearing charges	31,421
Communications and occupancy	348,740
Market data services	160,273
Other operating expenses	390,696
Interest	753
Total expenses	3,891,972
Net loss	$ (9,545)

See accompanying notes to financial statements.

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SPENCER CLARKE LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

BALANCE, January 1, 2005	$1,214,461
Net loss for the year	(9,545)
BALANCE, December 31, 2005	$1,204,916

SPENCER CLARKE LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities	
Net loss	$ (9,545)
Adjustments to reconcile net loss to net cash	
used in operating activities:	
Depreciation and amortization	27,318
(Increase) decrease in operating assets:	
Due from clearing firm	(197,950)
Receivable from customer	(93,500)
Securities owned, at market	5,418
Securities owned, not readily marketable	(59,500)
Employee loans	76,010
Due from Spencer Clarke Holdings LLC	50,027
Other assets	47,148
Increase in operating liabilities:	
Accounts payable and accrued expenses	(68,443)
Deferred income	199,306
Total adjustments	(14,166)
Net cash used in operating activities	(23,711)
Cash flows from investing activities	
Purchase of furniture, equipment and leasehold improvements	(11,095)
Cash flows from financing activities	
Increase in money market account - pledged	(526)
Net decrease in cash	(35,332)
Cash at January 1, 2005	694,955
Cash at December 31, 2005	$ 659,623

See accompanying notes to financial statements.

NOTE 1 -   ORGANIZATION

Spencer Clarke LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. The Company is wholly-owned by Spencer Clarke Holdings LLC ("Holdings").

The Company executes principal and agency transactions in listed and over-the-counter securities, and provides investment banking services. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 -   SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions, including gains and losses from proprietary securities trading, on a trade date basis. Commission income and expenses are reported on a trade date basis.

Marketable securities owned consist entirely of publicly traded equities, and are carried at quoted market prices with unrealized gains and losses reflected in income. Securities not readily marketable are valued at fair value as determined by management. As of December 31, 2005, non-marketable securities were valued at $59,500.

Investment banking revenues include fees and sales concessions earned from the Company's participation in securities offerings as a placement agent or selling group member, or for providing investment advisory services. Placement agent fees and sales concessions are recorded on settlement date; advisory services are recorded as the services are provided.

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful life of the respective assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 3 -   DUE FROM CLEARING FIRM

The Company has a clearing agreement with a brokerage firm to carry its accounts. The clearing broker has custody of the Company securities and, from time to time, cash balances which may be due from this broker. These securities and/or cash positions serve as collateral for any amounts due to clearing broker and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing broker. The Company is subject to credit risk if the clearing broker is unable to repay balances due or deliver securities in its custody.

NOTE 4 -   FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

		Estimated Useful Life
Furniture and equipment	$350,619	5 to 7 years
Leasehold improvements	157,704	Term of lease
	508,323	
Less: Accumulated depreciation and amortization	471,624	
	$ 36,699	

Depreciation and amortization expense was $27,318 for the year.

NOTE 5 -   EMPLOYEE LOANS

Employee loans are non-interest bearing and secured by commissions payable to the borrowers.

NOTE 6 -   MONEY MARKET ACCOUNT - PLEDGED

This account has been pledged to a bank to secure the issuance of a letter of credit to the Company's landlord in lieu of a cash security deposit.

NOTE 7 -   OTHER ASSETS

Other assets consist of the following:

Prepaid expenses	$40,764
Website acquisition costs	35,000
Security deposit	500
Total	$76,264

Website acquisition costs are being amortized over a three-year period on a straight-line basis.

NOTE 8 -   RELATED PARTY TRANSACTIONS

During 2005, the Company earned fees of $160,000 from Holdings for serving as exclusive placement agent in Holdings' private offering of membership interests.

NOTE 9 -   LEASE COMMITMENTS

The Company has entered into an equipment operating lease and a lease extension agreement for the use of office space. The lease extension expires in June 2007, with one five-year option to renew, subject to certain conditions. Payment of rent and other charges due under the lease extension period has been guaranteed by an officer of the Company. Following is a summary of future minimum annual rentals at December 31, 2005:

Year ending December 31,	Amount
2006	$287,980
2007	141,360
Total	$429,340

Rent expense was $294,016 for the year ended December 31, 2005.

NOTE 10 -   INCOME TAXES

As a single member LLC, the Company files income tax returns in combination with Holdings and another LLC affiliate. The combined entity is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The members of Holdings report their proportionate share of membership taxable income or loss in their respective income tax returns. The combined entity is subject to New York City Unincorporated Business Tax ("UBT") on taxable profits. The Company did not incur UBT liability in 2005 due to the availability of net operating loss carryforwards.

NOTE 11 -   OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is

different from the contract value of the transaction. The risk of default depends on the creditworthiness of the customer. The Company's policy is to review, as necessary, the credit standing of each counterparty.

The Company places its operating cash in commercial bank checking accounts. Bank balances may from time to time exceed federally insured limits.

NOTE 12 -   EMPLOYEE BENEFIT PLAN

The Company maintains a 401(k) plan (the "Plan") for the benefit of substantially all full-time employees. Eligible employees may make voluntary contributions to the Plan, subject to statutory and Plan limitations.

NOTE 13 -   NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2005, the Company had net capital of $767,843, which exceeded its requirement of $100,000 by $667,843. The ratio of aggregate indebtedness to net capital was .61 to 1.

SUPPLEMENTARY INFORMATION

SPENCER CLARKE LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2005

Net capital:

Member's equity		$1,204,916
Deductions and/or charges:		
Nonallowable assets:		
Receivable from customer	$ 93,500	
Furniture, equipment and leasehold improvements	36,699	
Employee loans and advances, net of offsetting commissions payable of $3,140	48,502	
Money market fund-pledged	71,836	
Securities owned, not readily marketable	59,500	
Other assets	76,264	
	386,301	
Other deductions - unsecured customer debits	2,442	
		388,743
Net capital before haircuts on securities position		816,173
Haircuts on security positions:		
Corporate stock	31,793	
Undue concentration	16,537	
Total haircuts		48,330
Net capital		$ 767,843
Aggregate indebtedness:		
Accounts payable and accrued expenses, net of offsetting employee loans and advances of $3,140		$ 471,646
Computation of basic net capital requirement:		
Minimum net capital required		$ 100,000
Excess net capital at 1,000 percent		720,768
Ratio: Aggregate indebtedness to net capital		.61 to 1

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2005)

Net capital, as recorded in Company's Part IIA (unaudited) FOCUS report	$837,608
Increase in nonallowable assets	(93,500)
Commissions payable deemed adequately secured	3,140
Other adjustments	20,595
	$767,843

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs

----

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

Spencer Clarke LLC
New York, New York

In planning and performing our audit of the financial statements of Spencer Clarke LLC for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the

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SCHNEIDER & ASSOCIATES LLP

SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schneider & Associates LLP

Jericho, New York
February 10, 2006